Filed by NorthPoint Communications Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: NorthPoint Communications Group, Inc.
Commission File No. 000-29828

THE FOLLOWING INFORMATION WAS PLACED ON THE WEBSITE OF NORTHPOINT COMMUNICATIONS GROUP, INC. BEGINNING ON AUGUST 8, 2000:

                              THE "NEW" NORTHPOINT

[LOGO OF VERIZON]                                         [LOGO OF NORTHPOINT-]




                              [MAP APPEARS HERE]




                                                 . Metropolitan Statistical
                                                   Area (MSAs)




    The combined operations of NorthPoint and Verizon will serve 163 MSAs, passing approximately 63 million homes and businesses by the end of 2000.

  Major metropolitan areas covered by the combined operations of NorthPoint and Verizon Year-end 2000

Alabama             Delaware          Maine            Nevada            Oklahoma           Utah
Dothan              Dover             Auburn           Las Vegas         Oklahoma City      Provo
                    Wilmington        Bangor                             Tulsa              Ogden
Arizona                               Lewiston         New Hampshire                        Orem
Mesa                Florida           Portland         Manchester        Oregon             Salt Lake City
Phoenix             Boca Raton                         Nashua            Portland
Tucson              Bradenton         Maryland         Portsmouth        Salem              Washington DC
                    Clearwater        Baltimore        Rochester
Arkansas            Fort Lauderdale                                      Pennsylvania       Vermont
Texarkana           Lakeland          Massachusetts    New Jersey        Allentown          Burlington
                    Miami             Barnstable       Bergen            Altoona
California          New Haven         Boston           Bridgeton         Bethlehem          Virginia
Bakersfield         Orlando           Brockton         Hunterdon         Carlisle           Newport News
Fairfield           Sarasota          Fall River       Jersey City       Easton             Norfolk
Fresno              St. Petersburg    Fitchburg        Middlesex         Erie               Richmond
Lodi                Tampa             Lawrence         Millville         Harrisburg         Petersburg
Lompoc              West Palm         Leominster       Monmouth          Hazleton           Virginia Beach
Los Angeles         Beach             Lowell           Newark            Johnstown
Long Beach          Winter Haven      New Bedford      Ocean             Lancaster          Washington
Napa                                  Pittsfield       Passaic           Lebanon            Bellevue
Oakland             Georgia           Springfield      Somerset          Philadelphia       Bellingham
Orange County       Athens            Warwick          Trenton           Pittsburgh         Bremerton
Riverside           Atlanta           Worcester        Vineland          Reading            Everett
Sacramento                            Yarmouth                           Scranton           Kennewick
Salinas             Hawaii                             New Mexico        State College      Olympia
San Bernardino      Honolulu          Michigan         Albuquerque       Wilkes-Barre       Pasco
San Diego                             Ann Arbor        Santa Fe          York               Richland
San Francisco       Illinois          Detroit                                               Seattle
San Jose            Bloomington       East Lansing     New York          Rhode Island       Tacoma
Santa Barbara       Chicago           Flint            Albany            Fall River         Vancouver
Santa Cruz          Kankakee          Grand Rapids     Buffalo           Providence
Santa Maria         Normal            Holland          Dutchess County                      West Virginia
Santa Rosa                            Lansing          Glen Falls        South Carolina     Ashland
Stockton            Indiana           Muskegon         Nassau            Myrtle Beach       Charleston
Watsonville         Elkhart                            Newark            Rock Hill          Huntington
Vallejo             Fort Wayne        Minnesota        Newburgh
Ventura             Gary              Minneapolis      New York          Tennessee          Wisconsin
Yolo                Goshen            St. Paul         Niagara Falls     Memphis            Kenosha
                    Indianapolis                       Rome                                 Madison
Colorado            Lafayette         Missouri         Schenectady       Texas              Milwaukee
Boulder             Terre Haute       Columbia         Suffolk           Arlington          Racine
Colorado Springs                      Kansas City      Syracuse          Austin             Sheboygan
Denver              Kansas            St. Louis        Troy              Brazoria           Waukesha
Fort Collins        Wichita                            Utica             Bryan              Wausau
Greeley                               North Carolina                     College Station
Longmont            Kentucky          Chapel Hill      Ohio              Dallas
Loveland            Lexington         Charlotte        Akron             Denison
                    Louisville        Durham           Cincinnati        Fort Worth
Connecticut                           Gastonia         Cleveland         Galveston
Bridgeport          Louisiana         Raleigh          Columbus          Houston
Danbury             Baton Rouge                        Dayton            San Angelo
Hartford            New Orleans       Nebraska         Elyria            San Antonio
Meriden                               Omaha            Hamilton          San Marcos
New Haven                                              Lorain            Sherman
Norwalk                                                Middletown        Texarkana
Stamford                                               Springfield       Texas City
Waterbury                                              Toledo

  Major metropolitan areas covered by the combined operations of NorthPoint and Verizon Year-end 2000

NorthPoint Communications Group, Inc. and Bell Atlantic Corporation (d/b/a Verizon Communications) will file a joint proxy statement/prospectus and other documents regarding the proposed business combination transaction referenced in the foregoing information with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus, when it becomes available, because it will contain important information. A definitive joint proxy statement/prospectus will be sent to stockholders of NorthPoint Communications Group, Inc. seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed by NorthPoint Communications Group, Inc. and Bell Atlantic Corporation (d/b/a Verizon Communications) with the Commission at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free by NorthPoint stockholders by directing a request to: NorthPoint Communications Group, Inc., 303 Second Street, South Tower, San Francisco, CA 94107, Attn: Investor Relations, (415) 403-4003, email: investorrelations@northpoint.net.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements. Such statements are indicated by words or phrases such as "anticipate," "estimate," "projects," "believes," "intends," "expects" and similar words and phrases. Actual results may differ materially from those expressed or implied in any forward-looking statement as a result of certain risks and uncertainties. Some of these risks and uncertainties include, without limitation: NorthPoint's dependence on strategic third parties to market and resell its services, intense competition for NorthPoint's service offerings, dependence on growth in demand for DSL-based services, ability to raise additional capital, the inability to obtain, or meet conditions imposed for, governmental approvals for the proposed merger with Verizon Communications' DSL business, the failure of NorthPoint's stockholders to approve the merger, costs related to the merger, the risk that NorthPoint's and Verizon's DSL businesses will not be integrated successfully, the failure of NorthPoint to realize anticipated benefits of the merger and other economic, business, competitive and/or regulatory risks and uncertainties detailed in the company's Securities and Exchange Commission filings. Prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any of the forward-looking statements contained herein to reflect future events or developments.